GLOBETECH ENVIRONMENTAL, INC

7716 W. Rutter Parkway

Spokane, Washington, 99208

USA

(702) 265-1984

Subscription Booklet

November , 2007

GENERAL INSTRUCTIONS

PLEASE NOTE THAT THIS OFFERING IS LIMITED TO ACCREDITED INVESTORS AS DEFINED IN THIS SUBSCRIPTION AGREEMENT

(1) A prospective subscriber must complete all applicable portions of, and sign two copies of this Subscription Agreement in order to purchase the Convertible Debenture Securities ("Debt") of Globetech Environmental, Inc., a Nevada corporation (the "Company"), all on the terms and conditions of which are incorporated herein.

(2) A prospective subscriber should carefully review the Subscription Agreement.

(3) The Subscription Agreement is divided into the following sections:

(I) General Provisions

(II) Provisions Pertaining to Accredited Subscriber Status;

(III) Provisions Pertaining to Securities Offered Pursuant to Regulation S; and

(IV) Provisions Pertaining to Residents of Jurisdictions other than the United States.

(V) Signatures and Amount of Subscriptions.

(4) **The completed Subscription Agreement along with the payment for the securities subscribed for should be returned to the Company at 7716 W. Rutter Parkway**

Spokane, Washington, 99208,USA. A countersigned copy of the Subscription Agreement will be returned to the prospective subscriber upon acceptance thereof by the Company.

THE COMPANY WILL NOT ACCEPT ANY SUBSCRIPTION THAT IS NOT COMPLETED AND ACCURATELY SIGNED

GLOBETECH ENVIRONMENTAL, INC.

SUBSCRIPTION AGREEMENT

Globetech Environmental, Inc.

7716 W. Rutter Parkway

Spokane, Washington, 99208

USA

Dear Sir or Madam:

I.   GENERAL PROVISIONS.

1.   *Subscription.*

The Subscriber, intending to be legally bound, hereby subscribes for and agrees to purchase 10 (ten) Units (the "Subscribed for Units", each Unit consisting of $10,000 Debt convertible into shares of Common Stock (par value $.001 per share) at market value as defined in the Debenture after one year and 1,000,000 share purchase warrants, each share purchase warrant entitling the holder the right to acquire one share of Common Stock (par value $0.001 per share) for $.10 if exercised within twelve months and for $.20 if exercised after twelve months but before the warrants expire after twenty-four months). The Subscriber delivers to the Company the consideration ("Purchase Price") required to purchase the Subscribed for Units hereunder by delivery of a certified or official bank check payable to **"Globetech Environmental, Inc."** The Subscribed for Units are offered as part of an offering (the "Offering") of a maximum of 100 Convertible Debentures Units will be issued at a price of $10,000 per Unit or $1,000,000 in the aggregate. **There is no minimum subscription level to be obtained in order to consummate the Offering.** Accordingly, if less than the maximum number of Units is sold no funds will be returned to the Subscribers.

2.   *Subscriber Representations, Warranties and Covenants.* The Subscriber hereby acknowledges, represents and warrants to, and agrees with, the Company as follows:

(a)   the Subscriber is acquiring the Subscribed for Units for his own account as principal, for investment purposes only, and not with a view to, or for, resale or distribution of all or any part of the Debt, and no other person has a direct or indirect beneficial interest in such Debt;

(b)   the Subscriber acknowledges his understanding that the offering and sale of the Debt is intended to be exempt from registration under the Securities Act of 1933, as amended (the "Act"), by virtue of the provisions of Regulation D ("Regulation D") and/or Regulation S ("Regulation S") as promulgated thereunder; and, in furtherance thereof, the Subscriber represents and warrants to and agrees with the Company that the Subscriber has the financial ability to bear the economic risk of his investment, has adequate means for providing for his current needs and personal contingencies and has no need for liquidity with respect to his investment in the Debt; the Subscriber further warrants and acknowledges that there is no market for the Debt;

(c)   the Subscriber further acknowledges that:

(i) the Offering is being conducted in accordance with the terms of this agreement and the Debt is being offered and sold only to those subscribers who (1) are non-US Persons as defined by Regulation S or (2) satisfy the criteria set forth below for an "Accredited Investor" as defined in Regulation D of the Act;

(ii) he has been given the opportunity to ask questions of, and receive answers from the Company concerning the terms and conditions of the Offering of the Debt, and has been given the opportunity to obtain such additional information necessary to satisfy himself as to the accuracy of the information contained herein or that which was otherwise provided in order for him to evaluate the merits and risks of investment in the Debt to the extent that the Company possesses such information or can acquire it without unreasonable effort or expense and such information has not been furnished with any other offering literature except as mentioned herein;

(iii) he has not relied on any oral representation, warranty or information in connection with the Offering of the Debt by the Company, or any officer, employee, agent, affiliate or subsidiary of the Company;

(iv) he has determined that the Debt is a suitable investment for him and that he can bear a complete loss of his/her investment therein;

(v) he has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of his investment in the Debt; and

(d)   if the Subscriber is a partnership, corporation, trust, qualified plan or other entity, it is authorized and qualified to become a holder of Subscribed for Units, and the person signing this Subscription Agreement on behalf of such entity has been duly authorized to do so;

(e)   any information which the Subscriber has heretofore furnished and herewith furnishes to the Company with respect to his financial position and business experience, is correct and complete as of the date of this Subscription Agreement and if there should be any material change in such information prior to issuance to him of Subscribed for Units, he will immediately furnish such revised or corrected information to the Company;

(f)   the foregoing acknowledgements, representations, warranties and agreements shall survive the closing at which the Subscribed for Units is issued;

(g)   the Subscriber acknowledges that he has not purchased the Debt as a result of any general solicitation or general advertising;

(h)   the Subscriber's overall commitment to investments which are not readily marketable is not disproportionate to his net worth, and his prospective investment in the Company will not cause such overall commitment to become excessive; and

(i) the Subscriber is either (1) a "non-US Person" as defined by Regulation S, or (2) an "accredited investor" as defined in Regulation D of the Act and has completed the applicable portions of Section II. hereof regarding provisions relating to accredited subscriber status.

3.   *Investment Intent.* The Subscriber is purchasing the Debt for his own account for investment purposes and not with a view toward further distribution thereof.

4.   Subscriber *Awareness.*

The Subscriber acknowledges that:

(a)   no United States federal or state agency has passed upon the Debt or made any finding or determination as to the fairness of this investment; nor any such agency passed on the accuracy or determined the adequacy of this document. Any representation to the contrary may be a criminal offense.

(b)   there is no established market for the Debt and no assurance has been given that any resale public market for the Debt will develop;

(c)   the Debt may not be transferred, sold or otherwise disposed of, except as may be permitted under the Act and applicable state securities laws pursuant to registration or exemption there from; and accordingly, the Subscriber may be required to bear the financial risks of an investment in the Debt for an indefinite period of time;

(d)   the Subscriber acknowledges and understands that any information provided about the Company's future plans and prospects is uncertain and subject to all of the uncertainties inherent in future predictions.

5.   *Subscriber Information.*

Name:

Address: (City)

(State/Province) (Country) (Zip or Postal Code)

Address for Correspondence (if different):

Address: (City)

(State/Province) (Country) (Zip or Postal Code)

Telephone Number:

(Area Code)   (Number)

Social Security or Tax Identification Number:

If the Subscriber is not a Natural Person please provide the following information:

If not a Natural Person, Jurisdiction in which Formed:

If not a Natural Person, Form of Organization:

If not a Natural Person, Date of Formation:

Tax Identification Number:

Please provide names and titles of all persons providing the information set forth herein.

Name(s):

Title(s):

6.   *Indemnity*. The Subscriber agrees to indemnify and hold harmless the Company and each other person, if any, who controls the Company, within the meaning of Section 15 of the Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any false representation or warranty or breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   *Miscellaneous.*

(a) All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, impersonal, singular or plural, as the identity of the person or persons may require.

(b)   This Subscription Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Nevada, as such laws are applied by Nevada courts to agreements entered into and to be performed in Nevada by and between residents of Nevada, and shall be binding upon the Subscriber, the Subscriber's heirs, estate, legal representatives, successors and assigns and shall inure to the benefit of the Company, its successors and assigns. If any provision of this Subscription Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform to such statute or rule of law. Any provision hereof that may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

(c)   This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a written executed by both parties hereto.

(d)   Except as set forth herein, neither this Subscription Agreement nor any provision hereof shall be waived, modified, changed, discharged, terminated, revoked or canceled except by an instrument in writing signed by the party effecting the same against whom any change, discharge or termination is sought.

(e)   Notices required or permitted to be given hereunder shall be in writing and shall be deemed to be sufficiently given when personally delivered or sent by registered mail, return receipt requested, addressed: (i) to the Company, at 7716 W. Rutter ParkwaySpokane, Washington, 99208,USA, Attention: President; (ii) or, if to the Subscriber, at the address for correspondence set forth in Section I.5. hereof, or at such other address as may have been specified by written notice given in accordance with this Section I.8.

(f)   Failure of the Company to exercise any right or remedy under this Subscription Agreement or any other agreement between the Company and the Subscriber, or otherwise, or delay by the Company in exercising such right or remedy, will not operate as a waiver thereof. No waiver by the Company will be effective unless and until it is in writing and signed by the Company.

(g)   Subscribers are not to construe the contents of any communication from the Company as legal, investment, or business advice. Each prospective Subscriber is to consult his own counsel or purchaser representative as to legal, investment, and related matters concerning his investment.

(h)   The Offering may be withdrawn at any time prior to the issuance of Debt to prospective Subscribers. Further, in connection with the offer and sale of the Debt, the Company reserves the right, in its sole discretion, to reject any subscription in whole or in part or to allot to any prospective subscriber fewer than the Debt applied for by such subscriber. The Debt is offered by the Company subject to prior sale, acceptance of an offer to purchase, withdrawal, cancellation or modification of the offer, without notice.

(i)   This Subscription Agreement does not constitute an offer to sell or a solicitation of any offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. No sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date thereof or that the information contained herein is correct as of any date subsequent to the date thereof.

(j)   The Subscriber certifies, under penalty of perjury, that the Subscriber is not subject to the backup withholding provisions of the Internal Revenue Code of 1986, as amended. (Note: The Subscriber is subject to backup withholding if: (i) the Subscriber fails to furnish its Social Security Number or Taxpayer Identification Number herein; (ii) the Internal Revenue Service notifies the Company that the Subscriber furnished an incorrect Social Security Number or Taxpayer Identification Number; (iii) the Subscriber is notified that it is subject to backup withholding; or (iv) the Subscriber fails to certify that it is not subject to backup withholding or the Subscriber fails to certify the Subscriber's Social Security Number or Taxpayer Identification Number.)

(k)   The Subscriber acknowledges that although this Subscription Agreement shall be dated for reference as of January 2, 2007 but the effective date (the "Effective Date") of this Subscription Agreement shall be the date on which the Company accepts the subscription and countersigns this Subscription Agreement.

II.   PROVISIONS PERTAINING TO ACCREDITED SUBSCRIBER STATUS.

If the Subscriber is a US Person as defined in Regulation S, then the Subscriber further represents that he is an "accredited investor" as defined in Regulation D. The Subscriber has to initial those representations set forth below that are applicable to him (at least one category must be applicable to the Subscriber):

(1)   FOR INDIVIDUAL SUBSCRIBERS:

a.   The Subscriber represents that he has an individual net worth, or together with his spouse a combined net worth in excess of $1,000,000. For purposes of this representation, "net worth" means the excess of total assets at fair market value, including home[*], home furnishings and automobiles, over total liabilities.

b.   The Subscriber represents that he had an individual income of more than

$200,000 in each of the last two calendar years or joint income with his spouse in excess of $300,000 in each of those years and reasonably expects to reach the same income level in the current calendar year.

(2)   FOR <u>CORPORATIONS OR PARTNERSHIPS</u>:

a.   The Subscriber represents that it is a corporation, Massachusetts or similar business trust, or partnership with total assets in excess of $5,000,000.

b.   The Subscriber represents that all of its equity owners meet the standard set out in Statement (1)a above ($1,000,000 net worth) or Statement (1)b above ($200,000 individual income or $300,000 joint income). For purposes of this representation, "net worth" means the excess of total tangible assets at current value less total liabilities. Please list below the names of all equity owners of Subscriber. <u>EACH SUCH EQUITY OWNER MUST COMPLETE Exhibit "2" TO THIS SUBSCRIPTION AGREEMENT</u>.

Name of All Equity Owners

V.   SIGNATURES AND AMOUNT OF SUBSCRIPTION.

The Subscriber hereby subscribes for   <u>10 (ten)</u> Units of Convertible Debt at a price of $10,000 per Unit or $ 100,000 in the aggregate. Accordingly, the Subscriber has enclosed herewith a check in the amount of $<u>100,000</u> representing the total purchase price for the subscribed Units.

In Witness Whereof, the Subscriber has executed this Subscription Agreement on this   day of November, 2007.

Name of Subscriber

(Please type or Print)

Signature of Subscriber or of duly authorized signatory of a corporation, partnership or other subscriber that is not a natural person]

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[*]**Except as otherwise provided in this Subscription Agreement, for purposes of determining "net worth," the principal residence owned by an individual must be valued either at (A) cost, including the cost of improvements, net of current encumbrances upon the property, or (B) the appraised value of the property as determined upon a written appraisal used by an institutional lender making a loan to the individual secured by the property, including the cost of subsequent improvements, net of current encumbrances upon the property. "Institutional lender" means a bank, savings and loan company, industrial loan company, credit union or personal property broker or a company whose principal business is as a lender upon loans secured by real property and that has such loans receivable in the amount of $2,000,000 or more.**

Name:

Title:

lease print or type name and title of duly
authorized signatory of a corporate,
partnership or other subscriber that is not a
natural person.

Accepted this   day of November, 2007

Globetech Environmental, Inc.

By: (Signature of duly authorized signatory)

INDIVIDUAL ACKNOWLEDGEMENT

JURISDICTION)

:

)

On thisday of, 2007, before me came   , to me

known to be the individual(s) described in, and who executed, the foregoing instrument, and acknowledged that he
executed the same.

Notary Public

CORPORATE ACKNOWLEDGEMENT

JURISDICTION)

: ss.:

)

On thisday of, 2007, before me came, known personally to me to be the   of   , and that he, as such officer(s), being authorized so to do, executed the foregoing instrument for the purposes therein contained, by signing the name of the corporation by himself as such officer(s).

IN WITNESS WHEREOF, I have hereunder set my hand and official seal.

Notary Public

EXHIBIT 1


To the Subscription Agreement

GLOBETECH ENVIRONMENTAL, INC.

Dated For Reference as of

November ___, 2007


TO BE COMPLETED ONLY BY SHAREHOLDERS, PARTNERS OR GRANTORS OF CERTAIN CORPORATIONS, PARTNERSHIPS AND TRUSTS, RESPECTIVELY, WHO ARE PURCHASING DEBT, AS ACCREDITED INVESTORS

Dear Sir;

Please be advised that the undersigned is a shareholder, partner, or grantor in _____ (name of purchasing entity), a corporation/partnership/trust (circle applicable status). The Subscriber is aware that, for purchase of Debt (as defined in and subject to the terms of the Subscription Agreement dated November __, 2007) offered by Globetech Environmental, Inc. Inc. (the "Company"), certain corporations, partnerships, trusts or other entities may qualify to purchase Debt, as an "Accredited Investor" as defined in Regulation D as promulgated by the Securities and Exchange Commission if all of their equity owners are Accredited Investors.

The Subscriber certifies that the following information is complete and accurate and furnished with knowledge that it will be relied upon by the Company.

> IF THE SUBSCRIBER MEETS EITHER OF THE FOLLOWING TESTS, HE SHOULD CHECK THE APPROPRIATE SPACE BELOW.
---

    1.   I certify that I have an individual net worth, or my spouse and I have a combined net worth, in excess of $1,000,000. For purposes of this Subscription Agreement, "net worth" means the excess of total assets at fair market value, including home*, furnishings and automobiles, over total liabilities.

    2.   I certify that I had an individual income of more than $200,000 in each of the last two calendar years or joint income with my spouse in excess of $300,000 in each of those years and I reasonably expect to reach the same income level in the current calendar year.

Dated: ___ , 2007

*Notwithstanding anything to the contrary in this Subscription Agreement, for purposes of determining "net worth," the principal residence owned by an individual will be valued either at (A) cost, including the cost of improvements, net of current encumbrances upon the property, or (B) the appraised value of the property as determined upon a written appraisal used by an institutional lender making a loan to the individual secured by the property, including the cost of subsequent improvements, net of current encumbrances upon the property. "Institutional lender" means a bank, savings and loan company, industrial loan company, credit union or personal property broker or a company whose principal business is as a lender upon loans secured by real property and that has such loans receivable in the amount of $2,000,000 or more.


EXHIBIT 2

To the Subscription Agreement

GLOBETECH ENVIRONMENTAL, INC.


Dated For Reference as of

November __, 2007

WARRANT AGREEMENT

NEITHER THIS WARRANT NOR THE SECURITIES INTO WHICH THIS WARRANT IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE OR UNDER APPLICABLE CANADIAN SECURITIES LAWS IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") PROVIDED BY REGULATION D ("REGULATION D"), AS PROMULGATED THEREUNDER, AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS THEREUNDER AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS.

GLOBETECH ENVIRONMENTAL, INC.

WARRANT

Warrant No. [__]Dated //, 2007

GLOBETECH ENVIRONMENTAL, INC., a company organized and existing under the laws of Nevada (the "Company"), hereby certifies that, for value received, , or its registered assigns ("Holder"), is entitled, subject to the terms set forth below, to purchase from the Company 1,000,000 shares of Common Stock, $0.001 (the "Common Stock"), of the Company (each such share, a "Warrant Share" and all such shares, the "Warrant Shares") at an exercise price equal to $.10 per share for the first year and $.20 for the second year from Subscription date, at any time and from time to time from and after the date hereof and through and including two year period (the "Expiration Date"), and subject to the following terms and conditions:

1. Registration of Warrant. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "Warrant Register"), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, and the Company shall not be affected by notice to the contrary.

2. Registration of Transfers and Exchanges.

a. Subject to compliance with the legend set forth on the face of this Warrant, and a substantially similar legend to be placed on the certificates representing the Warrant Shares the Company shall register the transfer of any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, with the Form of Assignment attached hereto duly completed and signed, to the Company at the office specified in or pursuant to Section 3(b). Upon any such registration or transfer, a new warrant to purchase Common Stock, in substantially the form of this Warrant (any such new warrant, a "New Warrant"), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance of such transferee of all of the rights and obligations of a holder of a Warrant.

b. This Warrant is exchangeable, upon the surrender hereof by the Holder to the office of the Company specified in or pursuant to Section 3(b) for one or more New Warrants, evidencing in the aggregate the right to purchase the number of Warrant Shares which may then be purchased hereunder. Any such New Warrant will be dated the date of such exchange.

3. Duration and Exercise of Warrants.

a.   This Warrant shall be exercisable by the registered Holder on any business day before 4:00 P.M., Mountain Standard time, at any time and from time to time on or after the date hereof to and including the Expiration Date. At 4:00 P.M., Mountain Standard time on the Expiration Date, the portion of this Warrant not exercised prior thereto shall be and become void and of no value. This Warrant may not be redeemed by the Company.

b.   Subject to Sections 2(b), 6 and 11, upon surrender of this Warrant, with the Form of Election to Purchase attached hereto duly completed and signed, to the Company at its address for notice as set forth in Section 11, and upon payment of the Exercise Price multiplied by the number of Warrant Shares that the Holder intends to purchase hereunder, in lawful money of the United States of America, in cash or by certified or official bank check or checks, all as specified by the Holder in the Form of Election to Purchase, the Company shall promptly (but in no event later than 3 business days after the Date of Exercise (as defined herein)) issue or cause to be issued and cause to be delivered to or upon the written order of the Holder and in such name or names as the Holder may designate (subject to the restrictions on transfer described in the legend set forth on the face of this Warrant), a certificate for the Warrant Shares issuable upon such exercise, free of restrictive legends other than as required by the Purchase Agreement of even date herewith between the Holder and the Company. Any person so designated by the Holder to receive Warrant Shares shall be deemed to have become holder of record of such Warrant Shares as of the Date of Exercise of this Warrant.

A "Date of Exercise" means the date on which the Company shall have received (i) this Warrant (or any New Warrant, as applicable), with the Form of Election to Purchase attached hereto (or attached to such New Warrant) appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares so indicated by the holder hereof to be purchased.

3.   This Warrant shall be exercisable at any time and from time to time for such number of Warrant Shares as is indicated in the attached Form of Election To Purchase, provided that such exercise is for not less than the lesser of 5,000 Warrant Shares or such lesser number of Warrant Shares to which this Warrant entitles the holder hereof to acquire upon the exercise hereof. If less than all of the Warrant Shares which may be purchased under this Warrant are exercised at any time, the Company shall issue or cause to be issued, at its expense, a New Warrant evidencing the right to purchase the remaining number of Warrant Shares for which no exercise has been evidenced by this Warrant.

4.   Piggyback Registration Rights. During the term of this Warrant, the Company may not file any registration statement with the Securities and Exchange Commission at any time when there is not then an effective registration statement covering the resale of the Warrant Shares and naming the holder of this Warrant as a selling stockholder hereunder (other than registration statements of the Company filed on Form S-8 or Form S-4, each as promulgated under the Securities Act of 1933, as amended, pursuant to which the Company is registering securities pursuant to a Company employee benefit plan or pursuant to a merger, acquisition or similar transaction including supplements thereto, but not additionally filed registration statements in respect of such securities) unless the Underwriter expressly forbids inclusion of a portion or all of, the Warrants, or unless the Company provides the Holder with not less than 20 days notice to each Holder, notice of its intention to file such registration statement and provides the Holder the option to include any or all of the applicable Warrant Shares therein. The piggyback registration rights granted to the Holder pursuant to this Section shall continue until all of the Holder's Warrant Shares have been sold in accordance with an effective registration statement or upon the expiration of this Warrant. The Company will pay all registration expenses in connection therewith.

5.   Payment of Taxes. The Company will pay all documentary stamp taxes attributable to the issuance of Warrant Shares upon the exercise of this Warrant; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or Warrants in a name other than that of the Holder, and the Company shall not be required to issue or cause to be issued or deliver or cause to be delivered the certificates for Warrant Shares unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid. The Holder shall be responsible for all

other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

6. <u>Replacement of Warrant</u>. If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and indemnity, if reasonably satisfactory to it. Applicants for a New Warrant under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable charges as the Company may prescribe.

7. <u>Reservation of Warrant Shares</u>. The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued Common Stock, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares which are then issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holders (taking into account the adjustments and restrictions of Section 8). The Company covenants that all Warrant Shares that shall be so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, is duly and validly authorized, issued and fully paid and non-assessable.

8. Certain <u>Adjustments</u>.

a) Exercise price $.10 price during the first 12 months and $.20 during the second twelve months.

b) The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 8. Upon each such adjustment of the Exercise Price pursuant to this Section 8, the Holder shall thereafter prior to the Expiration Date be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of Warrant Shares obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares issuable upon exercise of this Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment.

c) If the Company, at any time while this Warrant is outstanding, (i) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock (as defined below) or on any other class of capital stock (and not the Common Stock) payable in shares of Common Stock, (ii) subdivide outstanding shares of Common Stock into a larger number of shares, or (iii) combine outstanding shares of Common Stock into a smaller number of shares, the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination, and shall apply to successive subdivisions and combinations. In any case in which an adjustment under this Section 8(c) is required to be made effective as of the record date for a specified event, if a Form of Election To Purchase is delivered after such record date and prior to the occurrence of the event, the Company may elect to defer until the occurrence of such event (provided, that if such event does not occur, then such additional shares shall not be issued) issuing to the Holder the Warrant Shares, if any, in respect thereof over and above the number of Warrant Shares issuable upon such exercise on the basis of the Exercise Price prior to adjustment, provided that the Company shall have delivered to the Holder a due bill or other appropriate instrument reasonably acceptable to the Holder evidencing the Holder's right to receive such additional Warrant Shares upon the occurrence of the event requiring such adjustment.

d) In case of any reclassification of the Common Stock, any consolidation or merger of the Company with or into another person, the sale or transfer of all or substantially all of the assets of the Company in which the consideration therefore is equity or equity equivalent securities or any compulsory share exchange pursuant to which the Common Stock is converted into other securities or property, then the Holder shall have the right thereafter to exercise this Warrant only into the shares of stock and other securities and property receivable upon or deemed to be held by holders of Common Stock following such reclassification, consolidation, merger, sale, transfer or share exchange, and the Holder shall be entitled upon such event to receive such amount of securities or property of the business combination partner of the Company equal to the amount of Warrant Shares such Holder would have been entitled to had such Holder exercised this Warrant immediately prior to such reclassification, consolidation, merger, sale, transfer or share exchange. The terms of any such consolidation, merger, sale, and transfer or share exchange shall include such terms so as to continue to give to the Holder the right to receive the securities or property set forth in this Section 8(b) upon any exercise following any such reclassification, consolidation, merger, sale, transfer or share exchange.

e) If the Company, at any time while this Warrant is outstanding, shall distribute to all holders of Common Stock (and not to holders of this Warrant) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security (excluding those referred to in Sections 8(c), and (d), then in each such case the Exercise Price shall be determined by multiplying the Exercise Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the Exercise Price determined as of the record date mentioned above, and of which the numerator shall be such Exercise Price on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of Common Stock as determined by a nationally recognized or major regional investment banking firm or firm of independent certified public accountants of recognized standing (which may be the firm that regularly examines the financial statements of the Company) (an "Appraiser") mutually selected in good faith by the holders of a majority in interest of the Warrants then outstanding. Any determination made by the Appraiser shall be final.

f) If, at any time while this Warrant is outstanding, the Company shall issue or cause to be issued rights or warrants to acquire or otherwise sell or distribute shares of Common Stock to all holders of Common Stock for a consideration per share less than the Exercise Price then in effect, then, forthwith upon such issue or sale, the Exercise Price shall be reduced to the price (calculated to the nearest cent) determined by dividing (i) an amount equal to the sum of (A) the number of shares of Common Stock outstanding immediately prior to such issue or sale multiplied by the Exercise Price, and (B) the consideration, if any, received or receivable by the Company upon such issue or sale by (ii) the total number of shares of Common Stock outstanding immediately after such issue or sale.

g) For the purposes of this Section 8, the following clauses shall also be applicable:

(i) Record Date. In case the Company shall take a record of the holders of its Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Stock or in securities convertible or exchangeable into shares of Common Stock, or (B) to subscribe for or purchase Common Stock or securities convertible or exchangeable into shares of Common Stock, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(ii) Treasury Shares. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Stock.

h) All calculations under this Section 8 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be; however, the Company shall have no obligation to issue a fractional share as a result of any calculation or adjustment thereunder:

i) If:

(i) the Company shall declare a dividend (or any other distribution) on its Common Stock; or

(ii) the Company shall declare a special nonrecurring cash dividend on or a redemption of its Common Stock; or

(iii) the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; or

(iv) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock of the Company, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property; or

(v) the Company shall authorize the voluntary dissolution, liquidation or winding up of the affairs of the Company,

then the Company shall cause to be mailed to each Holder at their last addresses as they shall appear upon the Warrant Register, at least 30 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up; provided, however, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice.

9.   Payment of Exercise Price. The Holder shall pay the Exercise Price in cash by delivering to the Company in immediately available funds.

10.   Fractional Shares. The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant. The number of full Warrant Shares which shall be issuable upon the exercise of this Warrant shall be computed on the basis of the aggregate number of Warrant Shares purchasable on exercise of this Warrant so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 10, be issuable on the exercise of this Warrant, the Company shall, at its option, (i) pay an amount in cash equal to the Exercise Price multiplied by such fraction or (ii) round the number of Warrant Shares issuable, up to the next whole number.

11.   Notices. Any and all notices or other communications or deliveries hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section, (ii) the business day following the date of mailing, if sent by nationally recognized overnight courier service, or (iii) upon actual receipt by the party to whom such notice is required to be given. The addresses for such communications shall be: (1) if to the Company, to 7716 W Rutter Parkway, Spokane, Washington, 99208 or to Facsimile No.: (403) 217-

9765, Attention: President, or (ii) if to the Holder, to the Holder at the address or facsimile number appearing on the Warrant Register or such other address or facsimile number as the Holder may provide to the Company in accordance with this Section 11.

12.   Warrant Agent.

a.   The Company shall serve as warrant agent under this Warrant. Upon thirty (30) days' notice to the Holder, the Company may appoint a new warrant agent.

b.   Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or shareholders services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder's last address as shown on the Warrant Register.

13.   Miscellaneous.

a.   This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Warrant may be amended only in writing signed by the Company and the Holder.

b.   Subject to Section 13(a), above, nothing in this Warrant shall be construed to give to any person or corporation other than the Company and the Holder any legal or equitable right, remedy or cause under this Warrant; this Warrant shall be for the sole and exclusive benefit of the Company and the Holder.

c.   This Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of Nevada without regard to the principles of conflicts of law thereof.

d.   The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

e.   In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.

GLOBETECH ENVIRONMENTAL, INC.

By:

        Name:
Title:

FORM OF ELECTION TO PURCHASE

(To be executed by the Holder to exercise the right to purchase shares of Common Stock under the foregoing Warrant)

To GLOBETECH ENVIRONMENTAL, INC.:

In accordance with the Warrant enclosed with this Form of Election to Purchase, the undersigned hereby irrevocably elects to purchase shares of Common Stock ("Common Stock"), $ par value per share, of Globetech Environmental, Inc. and encloses herewith $ in cash or certified or official bank check or checks, which sum represents the aggregate Exercise Price (as defined in the Warrant) for the number of shares of Common Stock to which this Form of Election to Purchase relates, together with any applicable taxes payable by the undersigned pursuant to the Warrant.

The undersigned requests that certificates for the shares of Common Stock issuable upon this exercise be issued in the name of

PLEASE INSERT SOCIAL SECURITY OR

TAX IDENTIFICATION NUMBER

(Please print name and address)

If the number of shares of Common Stock issuable upon this exercise shall not be all of the shares of Common Stock which the undersigned is entitled to purchase in accordance with the enclosed Warrant, the undersigned requests that a New Warrant (as defined in the Warrant) evidencing the right to purchase the shares of Common Stock not issuable pursuant to the exercise evidenced hereby be issued in the name of and delivered to:

(Please print name and address)

Dated: , Name of Holder:

(Print)

(By:)

(Name:)

(Title:)

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

FORM OF ASSIGNMENT

[To be completed and signed only upon transfer of Warrant]

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto the right represented by the within Warrant to purchase shares of Common Stock of Globetech Environmental, Inc. to which the within Warrant relates and appoints attorney to transfer said right on the books of Globetech Environ,mental, Inc. with full power of substitution in the premises.

Dated:

,

_____ (Signature must conform in all respects to name of holder as specified on the face of the Warrant)

~~Address of Transferee~~

In the presence of:

_____

_____

SERIES A **8.5 % CONVERTIBLE DEBENTURE**

NEITHER THIS DEBENTURE NOR THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE OR UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THE SECURITIES ARE RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT AS PERMITTED UNDER THE ACT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS.

[No.] [$]

Globetech Environmental, Inc.

SERIES A 8.5 % CONVERTIBLE DEBENTURE DUE NOVEMBER __, 2009

THIS DEBENTURE is issued by **Globetech Environmental, Inc..,** a Nevada corporation (the "Company"), as an 8 % Convertible Debentures due January 31, 2009 (the "Debentures").

FOR VALUE RECEIVED, the Company promises to pay to , or permitted assigns (the "**Holder**"), the principal sum of **$ 100,000 and 00/100** on November __, 2009 (the "**Maturity Date**") together with any interest on the unpaid principal amount of this Debenture at the rate of 8.5 % per annum. Accrual of interest shall commence on the first business day to occur after the date of initial issuance and continue daily on the basis of a 365 day year until payment in full of the principal sum has been made or duly provided for. Interest on this Debenture is payable annually on December 31st ("Interest Payment Date"). Interest on this Debenture will be paid in cash or by the issuance of shares. The value of the shares shall be determined by averaging the closing price of the last ten business days. The Company will make all payments of accrued interest on this Debenture, less any amounts required by law, to be deducted, to the registered holder of this Debenture at the address last appearing on the Debenture register maintained by the Company (the "Debenture Register") as designated in writing by the Holder from time to time. The forwarding of such check shall constitute a payment of interest hereunder and shall satisfy and discharge the liability for interest on this Debenture to the extent of the sum represented by such check, plus any amounts so deducted. If the Maturity Date or any Interest Payment Date is not a business day in the state of Nevada, then such payment shall be made on the next succeeding business day.

This Debenture is subject to the following additional provisions:

1.   **Withholding and Issuance Taxes.** The Company shall be entitled to withhold from all payments on this Debenture any amounts required to be withheld under the applicable provisions of the United States income tax laws or other applicable laws at the time of such payments, and Holder shall execute and deliver all required documentation in connection therewith. The issuance of certificates for shares of common stock, $.001 par value (the "Common Stock"), of the Company upon conversion of this Debenture shall be made without charge to the Holder for any United States issuance tax in respect thereof, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the Holder of this Debenture.

2.**Transfer of Debenture.** This Debenture has been issued subject to investment representations of the original purchaser hereof and may be transferred or exchanged only in compliance with the Securities Act of 1933, as amended (the "**Securities Act**"), and other applicable state and foreign securities laws. The Holder shall deliver written notice to the Company of any proposed transfer of this Debenture. In the event of any proposed transfer of this Debenture, the Company may require, prior to issuance of a new Debenture in the name of such other person, that it receive reasonable transfer documentation including legal opinions that the issuance of the Debenture in such other name does not and will not cause a violation of the Securities Act or any applicable state or foreign securities laws. Prior to due presentment for transfer of this Debenture, the Company and any agent of the Company may treat the person in whose name this Debenture is duly registered on the Company's Debenture Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Debenture be overdue, and neither the Company nor any such agent shall be affected by notice to the contrary. This Debenture has been executed and delivered pursuant to a Subscription Agreement between the Company and the original Holder (the "**Purchase Agreement**"), and is subject to the terms and conditions of the Purchase

Agreement, which are, by this reference, incorporated herein and made a part hereof. Capitalized terms used and not otherwise defined herein shall have the meanings set forth for such terms in the Purchase Agreement.

3.　　**Conversion.** The Holder of this Debenture is entitled, at its option, to convert, at any time after the first anniversary of the initial issuance of the Convertible Debentures, but not after any Redemption notice conveyed by the Company (in accordance with Section 4) the Principal Amount of this Debenture or any portion thereof, together with accrued and unpaid interest on such Principal Amount, into shares of Common Stock as follows:

(a)　　Right **to Convert**.

Subject to the terms, conditions, and restrictions of this Section 3, at any time after the issuance of the Convertible Debentures, but not after any Redemption notice conveyed by the Company (in accordance with Section 4), the Holder of this Debenture shall have the right to convert all or any portion of the Principal Amount of this Debenture, together with the accrued and unpaid interest on such Principal Amount so converted, into that number of fully-paid and nonassessable shares of Common Stock (rounded to the nearest whole share in accordance with Subsection 3(e)), at the Conversion Rate (as defined below).

(b)　　**Conversion Rate.** The number of shares of Common Stock issuable upon conversion of all or any portion of the Principal Amount of this Debenture pursuant to Subsection (3)(a) shall be determined according to the following formula (the "**Conversion Rate**"):

-the Principal Amount to be Converted divided by the then applicable

Conversion Price

(c)　　**Conversion Notice.** The Holder of this Debenture may exercise its conversion right by giving a written conversion notice in the form of Exhibit A hereto (the "**Conversion Notice**") to the Company's, by facsimile or by registered mail or overnight delivery service, with a copy by facsimile to the Company and the Company's outside counsel as specified from time to time by written notice to the holders of the Convertible Debentures. Upon receipt of a conversion notice from the Holder, the Company shall make a notation on the Debenture Register as to the remaining outstanding principal amount of the Debentures registered in the name of the Holder which shall be conclusive and binding upon the Holder. Promptly, but in no event more than five (5) Trading Days after the receipt of a Conversion Notice converting the entire unpaid Principal Amount of this Debenture, the Holder of this Debenture shall surrender this Debenture to the Company (or such other office or agency of the Company as the Company may designate by notice in writing to the holders of the Convertible Debentures).

(d)　　Issuance **of Certificates; Time Conversion Effected**.

Promptly, but in no event more than three (3) Trading Days after the receipt of the Conversion Notice referred to in Subsection 3(c), the Company shall cause to be issued and delivered, to the Holder, registered in such name or names as the Holder may direct, a certificate or certificates for the number of whole shares of Common Stock into which this Debenture has been converted. In the alternative, if the Company's Transfer Agent is a participant in the electronic book transfer program, the Company's Transfer Agent shall credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to the Holder's or its designee's balance account with The Depository Trust Company. Such conversion shall be deemed to have been effected, and the Conversion Date shall be deemed to have occurred, on the date on which such Conversion Notice shall have been received by the Company. The rights of the Holder of this Debenture shall cease, and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the Holder or Holders of record of the shares represented thereby, on the Conversion Date. Issuance of shares of Common Stock issuable upon conversion that are requested to be registered in a name other than that of the registered Holder shall be subject to compliance with all applicable federal and state securities laws.

(e)　　**Fractional Shares.** The Company shall not, nor shall it cause the Company's Transfer Agent to, issue any fraction of a share of Common Stock upon any conversion. All shares of Common Stock (including fractions thereof) issuable upon conversion of this Debenture by the Holder shall be aggregated for purposes of determining whether the conversion would result in the issuance of a fraction of a share of Common Stock. If, after such aggregation, the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall cause the Transfer Agent to issue one whole share of Common Stock in respect of such fraction of a share of Common Stock.

(f)   Conversion **Price; Dilution and Other Events.**

The conversion price shall be the higher of the Minimum Price (as defined in Section 12) or the Market Price subject to adjustments as provided in subsection (g) hereof.

(g)   **Adjustment of Conversion Price upon Subdivision or Combination of Common Stock.** If the Company at any time, subdivides (by stock split) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time combines (by reverse stock split) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased.

(h)   **Dispute Resolution.** In the case of a dispute as to the arithmetic calculation of the Conversion Price, the Company shall cause the Transfer Agent to promptly issue to the Holder the number of shares of Common Stock that is not disputed. The Company shall submit the disputed arithmetic calculations to the Holder via facsimile within one (1) business day of receipt of the Holder's Conversion Notice. If the Holder and the Company are unable to agree upon the arithmetic calculation of the Conversion Price within one (1) business day of such disputed arithmetic calculation being submitted to the Holder, then the Company shall within one (1) business day following such date of delivery submit via facsimile the disputed arithmetic calculation of the Conversion Price to its independent certified public accounting firm. The Company shall cause the accounting firm to perform the calculations and notify the Company and the Holder of the results no later than four (4) Trading Days from the time it receives the disputed calculations. Such accounting firm's calculation shall be binding upon all parties absent manifest error.

4.   Redemption.

(a)**Redemption at the Option of the Company.**   At any time after 180 days after Closing Date, the Company, upon Notice of Redemption delivered to the holders of the then outstanding Convertible Debentures in the manner provided in Subsection 4(b), may redeem all (but not less then all) the Convertible Debentures (but only with respect to the Principal Amount as to which such holders have not theretofore furnished a Conversion Notice in compliance with Subsection 3(c), at a price (the "Optional Redemption Price") equal to the sum of (A) 100% of the Principal Amount and (b) the accrued interest thereon.

(b)   **Notice of Redemption.** (i) Notice of redemption pursuant to Subsection 4(a) (the "Redemption Notice") shall be provided by the Company to the Holder in writing (by registered mail or overnight courier at the Holder's last address appearing in the Debenture Register not less than ten (10) nor more than thirty (30) days prior to the date stipulated by the Company for the redemption of the Convertible Debentures (the "Redemption Date"), which notice shall specify the Redemption Date and refer to Subsection 4(a) and this Subsection 4(b). Upon receipt of the Redemption Notice, the Holder shall forfeit the option to specify what portion of the Convertible Debentures called for redemption in the Redemption Notice shall be converted into Common Stock in the manner provided in Subsection 3(a).

(c)   **Surrender of Convertible Debentures.** Upon any redemption of this Convertible Debenture pursuant to Subsection 4(a), the Holder shall either deliver the Convertible Debenture by hand to the Company at its principal executive offices or surrender the same to the Company at such address by express courier. Payment of the Redemption Price specified in Subsection 4(a) shall be made by the Company to the Holder against receipt of the Convertible Debentures by wire transfer of immediately available funds to such account(s) as the Holder shall specify in writing to the Company. If payment of such Redemption Price is not made in full by the Redemption Date, the Holder shall again have the right to convert the Convertible Debentures as provided in Section 3(a) hereof.

5.   **Security.** No security will be provided over and above the normal legal ability of creditors under common law.

6.   **Notices to Holder**. In case at any time:

(a)   the Company shall declare any dividend upon its Common Stock payable in cash or stock or make any other pro rata distribution to the holders of its Common Stock; or

(b)   the Company shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or other rights; or

(c)   there shall be any capital reorganization or reclassification of the capital stock of the Company, or a consolidation or merger of the Company with or into, or a sale of all or substantially all its assets to, another entity or entities; or

(d)   there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

then, in any one or more of said cases, the Company shall give, by first class mail, postage prepaid, or by telex or facsimile or by recognized overnight delivery service, addressed to the Holder at the address of the Holder as shown on the books of the Company, (i) at least 10 days' prior written notice of the date on which the books of the Company shall close or a record shall be taken for such dividend, distribution or subscription rights or for determining rights to vote in respect of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up and (ii) in the case of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, at least 10 days' prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause (i) shall also specify, in the case of any such dividend, distribution or subscription rights, the date on which the holders of Common Stock shall be entitled thereto and (ii) shall also specify the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, as the case may be.

7.   **Stock to be Reserved**. The Company will endeavor to have a sufficient number of shares of Common Stock available to reserve for issuance upon the conversion of all outstanding Debentures, assuming immediate conversion. If there is insufficient Common Stock authorized to issue, the Company will make every effort to increase the authorized shares in order to ensure sufficient Common Stock is available to reserve. Otherwise, the Company will at all times reserve and keep available out of its authorized Common Stock, solely for the purpose of issuance upon the conversion of all of its Debentures as herein provided, such number of shares of Common Stock as shall then be issuable upon the conversion of all Debentures. The Company covenants that all shares of Common Stock that shall be so issued shall be duly and validly issued, fully-paid and non assessable. The Company will take all such action as may be so taken without violation of any applicable law or regulation to have a sufficient number of authorized but unissued shares of Common Stock to issue upon conversion of all Debentures. The Company will not take any action that results in any adjustment of the conversion rights if the total number of shares of Common Stock issued and issuable after such action upon conversion of this Debenture would exceed the total number of shares of Common Stock then authorized by the Company's Articles of Incorporation.

8.   Default **and Remedies.**

(a)   **Event of Default**. Each of the following shall constitute an "**Event of Default**":

(i)   the Company shall default in the payment of principal or interest on this Debenture and same shall continue for a period of five (5) days; or

(ii)   any of the representations or warranties made by the Company herein, or in any agreement, certificate or financial or other written statements heretofore or hereafter furnished by the Company in connection with the execution and delivery of this Debenture, shall be false or misleading in any material respect at the time made; or

(iii)   the Company shall (A) admit in writing its inability to pay its debts generally as they mature; (B) make an assignment for the benefit of creditors or commence proceedings for its dissolution; or (C) apply for or consent to the appointment of a trustee, liquidator or receiver for its or for a substantial part of its property or business; or

(iv)   a trustee, liquidator or receiver shall be appointed for the Company or for a substantial part of its property or business without its consent and shall not be discharged within one hundred and twenty (120) days after such appointment; or

(v)   any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or any substantial portion of the properties or assets of the Company and shall not be dismissed within sixty (60) days thereafter; or

(vi)   any money judgment, writ or warrant of attachment, or similar process in excess of One Million ($1,000,000) Dollars in the aggregate shall be entered or filed against the Company or any of its properties or other assets and shall remain unpaid, unvacated, unbonded or unstayed for a period of one hundred and twenty (120) days or in any event later than ten (10) days prior to the date of any proposed sale thereunder; or

(vii)   bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Company and, if instituted against the Company, shall not be dismissed within one hundred and twenty (120) days after such institution or the Company shall by any action or answer approve of, consent to, or acquiesce in any such proceedings or admit the material allegations of, or default in answering, a petition filed in any such proceeding.

(b) **Remedies.** Upon the occurrence and during the continuance of any Event of Default, the Holder may:

(i)   declare this Debenture immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived, anything herein or in any note or other instruments contained to the contrary notwithstanding;

(ii)   exercise rights as defined in Security Agreement until payment in full of all of the principal and interest owed the Holder under this debenture;

(iii)   and the Holder may immediately enforce any and all of the Holder's rights and remedies provided herein or any other rights or remedies afforded by law.

9.   **Payment Obligation Unconditional.** No provision of this Debenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, and interest on, this Debenture at the time, place, and rate, and in the coin or currency or shares of Common Stock, herein prescribed. This Debenture is a direct obligation of the Company.

10.   **No Recourse to Stockholders, etc.** No recourse shall be had for the payment of the principal of, or the interest on, this Debenture, or for any claim based hereon, or otherwise in respect hereof, against any incorporator, shareholder, employee, officer or director, as such, past, present or future, of the Company or any successor corporation, whether by virtue of any statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

11.   **No Rights as Stockholder.** No provision of this Debenture shall be construed as conferring upon the Holder the right to vote or to receive dividends or to consent or receive notice as a stockholder in respect of any meeting of stockholders or any rights whatsoever as a stockholder of the Company, unless and to the extent converted in accordance with the terms hereof.

12.   **Definitions.** . For purposes of this Debenture, the following terms shall have the following meanings:

"**Closing Date**" means the date of Issuance of the Security.

"**Closing Bid Price**" means, for any security as of any date, the last closing bid price for such security on the Principal Market (as defined below) as reported by Bloomberg L.P. ("**Bloomberg**"), or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price of such security in the over-the-counter market on the OTC Bulletin Board for such security as reported by Bloomberg, or, if no closing bid price is reported for such security by Bloomberg, the last closing trade price of such security as reported by Bloomberg, or, if no last closing trade price is reported for such security by Bloomberg, the bid prices of any market makers for such security as reported in the "pink sheets" by Pink Sheets, Inc. If the Closing Bid Price cannot be calculated for such security on such date on any of the foregoing bases, the Closing Bid Price of such security on such date shall be the fair market value as mutually determined by the Company and the holders of a majority of the currently outstanding Principal Amount of all Convertible Debentures. If the Company and the Holders of the Convertible Debentures are unable to agree upon the fair market value of the Common Stock, then such dispute shall be resolved pursuant to Subsection 3 (h). (All such determinations are to be appropriately adjusted for any stock dividend, stock split or other similar transaction during such period).

"**Conversion Amount**" means that portion of this Debenture being converted by such Holder.

"**Conversion Price**" means, as of any Conversion Date or other date of determination, shall be calculated in accordance with the provisions of subsection 3(f) but will not less than the Minimum Price.

"**Market Price**" means the average of the Closing Bid Prices of the Common Stock on the Principal Market as reported by Bloomberg for the five Trading Days immediately preceding the date of determination.

"**Minimum Price**" means $0.05 per share.

"**Principal Market**" means the American Stock Exchange, the New York Stock Exchange, the NASDAQ National Market or the NASDAQ SmallCap Market, the OTC Bulletin Board or the over-the-counter market, whichever is at the time the principal trading exchange or market for the Common Stock, based upon share volume.

"**Trading Day**" means any day during which the Principal Market shall be open for business.

As used in this Debenture, the term "Common Stock" shall mean and include the Company's authorized common stock, no par value, as constituted on the issuance date of this Debenture, and shall also include any capital stock of any class of the Company thereafter authorized that shall neither be limited to a fixed sum or percentage of par value in respect of the rights of the holders thereof to participate in dividends nor entitled to a preference in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Company; provided that the shares of Common Stock receivable upon conversion of this Debenture shall include only shares designated as Common Stock of the Company on the issuance date of this Debenture, or in case of any reorganization, reclassification, or stock split of the outstanding shares thereof, the stock, securities or assets provided for in Sections 3(f) and (g).

Any capitalized terms used in this Debenture but not defined herein shall have the meanings set forth in the Subscription Agreement

13.   **Loss, Theft, Destruction of Debenture**. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Debenture and, in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Company (which shall not include the posting of any bond), or, in the case of any such mutilation, upon surrender and cancellation of this Debenture, the Company shall make, issue and deliver, in lieu of such lost, stolen, destroyed or mutilated Debenture, one or more new Debentures of like tenor. This Debenture shall be held and owned upon the express condition that the provisions of this Section 12 are exclusive with respect to the replacement of mutilated, destroyed, lost or stolen Debentures and shall preclude any and all other rights and remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement of negotiable instruments or other securities without the surrender thereof.

14.   **Record Owner**. The Company may deem the person in whose name this Debenture shall be registered upon the registry books of the Company to be, and may treat such person as, the absolute owner of this Debenture for the purpose of conversion of this Debenture and for all other purposes, and the Company shall not be

affected by any notice to the contrary. All such payments and such conversion shall be valid and effective to satisfy and discharge the liability upon this Debenture to the extent of the sum or sums so paid or the conversion so made.

15. **Register**. The Company shall maintain a Convertible Debenture register for the registration of Convertible Debentures. Upon any transfer of this Debenture in accordance with the provisions hereof, the Company shall register such transfer on the Convertible Debenture register.

16. **Construction.** This Debenture shall be deemed to be jointly drafted by the Company and the initial Holders of the Convertible Debentures and shall not be construed against any person as the drafter hereof.

17. **Failure or Indulgence Not Waiver.** No failure or delay on the part of the Holder of this Debenture in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof (except to the extent that such power, right or privilege must, in accordance with the terms of this Debenture, be exercised within a specified period of time and such period of time has lapsed without such power, right or privilege being exercised), nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

18. **Governing Law.** This Debenture shall be governed by and construed in accordance with the laws of the Nevada. Each of the parties consents to the jurisdiction of the appropriate governing bodies in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens, to the bringing of any such proceeding in such jurisdictions.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed by an officer thereunto duly authorized.

Dated: , 2007   GLOBETECH **ENVIRONMENTAL, INC.**

By:

Name: Donald Sampson

T

itle: CEO and President

Attest:

Name: Theodor Hennig, C.A.
Title: Chief Financial Officer and Secretary

EXHIBIT A

NOTICE OF CONVERSION

(To be Executed by the Registered Holder in order to Convert the Debenture)

The undersigned hereby irrevocably elects to convert $ of the principal amount of the above Debenture No. into Shares of Common Stock of Globetech Environmental, Inc. (the "Company") according to the conditions hereof, as of the date written below.

Date of Conversion, 200__

Applicable Conversion Price $

Accrued InterestNil

Number of shares to be issued: shares of Common Stock to be issued to.

Signature

Debenture Holder